UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of November, 2002

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date November 21, 2002

Chief Executive Officer's Address to AGM

20 November 2002

Thank you Chairman and good morning, ladies and gentlemen.

When I stood before you a year ago, I had been in the job for just 11 weeks and spoke of my excitement at being given the opportunity to lead a company that is the best known household name in Australia.

Let me assure you that after a year as CEO, I still have that sense of excitement - I still believe we have a huge opportunity ahead of us. In fact, the challenges of the last year have made me even more passionate; even more determined to make Coles Myer number one.

A year ago, I made several commitments to you, as shareholders.

I undertook that I would be a driver of change.

That there were five key areas that had to be my focus.

Let's look at these:

  Recruiting an outstanding team

  Creating a "One Team" culture

  Developing a five-year strategic plan

  Implementing that strategy: and

  Finding and developing leaders who could be my successor

I am proud that Coles Myer now has a complete and an outstanding leadership team.

A team rich in retailing experience complimented by a quality retail support group.

As this is the leadership team that is our future, let me take a few minutes to introduce them; beginning with the Food & Liquor group:

Alan Williams	COO Food & Liquor 40 years experience in retailing.
Gerry Masters	Coles Supermarkets 29 years
Peter Merritt	Bi Lo 26 years
Craig Watkins	Liquorland 34 years

On the General Merchandise & Apparel side:
Warren Flick	COO of GM&A 40 years in retailing.

As the Chairman has explained Warren has completed his original task of determining our brand positioning and finding the right retail leaders. Warren will be returning to the US in January.
Larry Davis	Target 37 years
Hani Zayadi	Kmart 32 years
Dawn Robertson	MGB 25 years
Peter Scott	Officeworks 26 years

In Retail Support we have;
Pamela Catty	Corporate Affairs
Ian Clubb	Human Resources
Tim Hammon	Corporate Services
Peter Mahler	CIO who has just joined us from Europe.
Fraser MacKenzie	CFO
Andrew Potter	Heads up Supply Chain and who has just joined us from the UK.
Jon Wood	MD Emerging Businesses

Bringing together a team good enough, committed enough to go the distance on our challenges ahead always had to be my first priority.

We now have that team which I believe is an outstanding mix of experienced retail leadership and support specialists.

My job is to be the leader of leaders.

The second key area of focus a year ago was about creating a new culture for Coles Myer that had at its foundation the importance of our 164,000 staff, that the customer is always number one and a "lead it by example" management style.

We have travelled quite some way in making this cultural transformation. The start point was instilling a belief that we really were 'one team' working for one company.

In this last 12 months, we have brought together our 200 most senior managers twice, each for two to 3 days, where we have reviewed our progress, shared ideas, celebrated our successes and agreed action plans for the next steps in our journey.

We have put in place a new performance management system, which aligns the goals and the remuneration of our senior management team with our business strategy, ensuring that our leaders are focused on and accountable for business improvement targets.

We have introduced a more rigorous succession planning program, to ensure that, in future, we can appoint more of our leaders from within.

A key component of any culture change is communication, not just as we go through change but as a permanent feature in how we operate.

In this last 12 months we have substantially increased the level of communication to all of our people. But for this communication to be effective it has to be two way. We have just completed the senior executive survey covering the 200 managers and within 72 hours of receiving the results these were shared with the participants, warts and all.

More importantly we have initiated the first ever group wide employee climate survey. 164,000 people have been asked their view and these results will be available next month.

One of the clear lessons of leadership is when in doubt, over-communicate.

I have never had anyone in my time in business complain they are being told too much.

We need all of our people engaged and continually informed about the company.

Culture: something that is hard to describe, but it is critically important to the success of any company.

  It's a shared vision

  It's a common set of values

Like honesty, openness, innovation, passion and integrity.

It's the way we want every one of our people to do business, everyday.

Incidentally, as part of the culture programme and to bring our Retail Support people even closer to the customer everyone in Retail Support and HQs will work at least one week each year in the stores, including me!

The third and fourth key areas of focus were the preparing and implementing of the strategic plan, the road map for our 5 year journey.

The Chairman has already spoken about how the Board and senior management worked together to develop this.

This strategic plan was announced to the market on 26th March.

It was about, "Where do we want Coles Myer to be in the Year 2006?"

This plan had as its basis five key elements:

  Continue to aggressively grow our biggest and most successful business in F & L.

  Reposition the non-food brands and restore margins.

  Drive down costs.

  Phasing out of the shareholder discount plan.

  Reducing inventory levels and increasing stock turns.

If we succeeded in doing all of these things we could see how the after tax profits of the Group could reach $800 million by 2006 as the Chairman has mentioned.

In the last year we have succeeded in expanding and improving our F & L businesses.

We opened 51 new supermarkets, 29 liquor stores and

purchased 2 hotels in Queensland.

In addition we also refurbished 96 supermarkets and 78 liquor stores.

Sales were up 10.3%, underlying retail EBIT increased 12.4%. Cost of doing business, the best in the industry.

We will be continuing the F&L expansion this year and for the life of the 5 year plan.

The second key element was to reposition the key brands of Target, Kmart and MGB and to restore margins.

I believe that the full year results for Target and Kmart clearly demonstrate that the new strategic positionings of these brands are meeting customer expectations and delivering results.

You need only to visit the stores of these two brands to experience their tangible and successful differentiation in action, proving that both pistons can fire simultaneously.

Target made a significant recovery over the year, reporting a profit of $51.7 million and a major turnaround in margin to 2.13%.

Meanwhile, Kmart and Officeworks reported combined retail earnings before interest and tax of $61.9 million.

Although Kmart's earning fell in the first half of the year with the introduction of its new market competitive price structure, its performance improved significantly in the second half.

Myer Grace Bros is also making progress in establishing itself as Australia's best value-driven department store, providing the most complete range of moderate to upper moderate brands.

MGB's disappointing earnings loss of $21.6 million included a $9 million write-down of computer software assets and reflected poor apparel sales during the second half of the year, which required a more aggressive promotional program to clear winter merchandise in season.

There is no doubt that not having an MD for 9 months was always going to make progress difficult to achieve. But in searching for the key leadership positions in CML we needed people who had the capacity to do more than just their current job. I believe the wait has been worthwhile and Dawn Robertson, given the same runway that Larry and Hani have had in Target and Kmart will make a difference in MGB.

The third key element of the strategy was to reduce costs.

We set ourselves targets:

  $100 million in the 02 year.

  $210 million in the 03.

  $300 million in the 04.

As you have seen from the full year results we actually achieved close to $200 million in F02, far greater than originally anticipated.

The good news is that the majority of this came out of the GM&A brands, which frankly is where it had to.

A decrease in the CODB% by a significant 207 basis points, is a great start in these non-food businesses.

We therefore move into the F03 year confident that our original target of $300 million reduction by F04 is achievable.

We have major initiatives underway in:

  Supply Chain

  IT

  Retail Support functions. All designed to eliminate duplicated processes, improve efficiency, leverage our scale.

In short, to take out costs. But we are now into the "hard yards".

The big initiatives of Supply Chain and IT offer significant opportunity, but they will be progressively implemented over the next 2 years.

We also have an important programme on Safety. Our performance in the past has not been good, but the Group wide "Safety Right Now" programme focuses on behavioural change in the workforce and a reduction in the number of incidents. Ensuring the safety of our people, our customers and our contractors is important to us.

The fourth key element of the strategy was the phasing out of the Shareholder discount plan by July 2004.

This was a difficult decision and one considered carefully with the Board over a number of meetings.

I know that a number of you have been unhappy with the decision. And I can understand why you are. The scheme offered a very high return on investment for anyone purchasing just 500 shares and helps explain why shareholder numbers went from 60,000 in 1993 to 560,000 today.

But in preparing the strategic plan we benchmarked ourselves with the worlds best.

What do the worlds great retailers do?

  Wal Mart

  Tesco

  Carrefour

None of them have a shareholder discount plan.

Is that a coincidence?

Even here in Australia, Roger Corbett of Woolworths came out last week and said, " he would never introduce a shareholder discount scheme because it discriminated against non-shareholder customers".

Going forward we want shareholders to be rewarded by capital growth in their shares and the dividends they receive.

Customers will be rewarded by providing them with the best value stores, day in day out. Customers being rewarded by how much they spend with us. We do want to keep every shareholder as a customer and so far we have been encouraged that the effect of the first discount reduction has been well within our initial expectations.

As you have probably read we are close to finalising our loyalty package.

  Flybuys arguably the most used loyalty scheme in the world will remain and will be improved.

  We have been working on a proposal to co-brand the CML credit card with a Visa or Mastercard. This would bring with it a rewards program for customers.

  We are also reviewing the possibility of a fuel offer in conjunction with our supermarket business which if introduced will eliminate the one point of difference in the food market place.

Our objective is to have these loyalty initiatives all announced prior to Christmas.

The final component of the strategy was to reduce inventory levels and increase stock turns.

During this last year we decreased GM&A inventory by $108 million, even though sales increased by almost 6%. Stock turns increased by 20% to 3.5 times.

Target, Kmart and MGB have all commenced the F03 financial year with clean inventory levels.

As we move forward sales will continue to grow faster than inventories.

For us to achieve our 5 year strategy the year just finished was the one where we had to get the foundation stones in place.

We now have these.

However, we also understand that we didn't achieve all of our goals; we missed our short-term milestone in MGB which resulted in a profit revision.

But we are now one quarter into the new financial year and we announced last week a sales growth of 7.3% to $6.9 billion.

The Food and Liquor businesses delivered a solid sales increase of 7.3%, with further improved margins. Market share continued to grow.

While customers response to the reduction in shareholder discounts was within expectations, the use of petrol promotions by our major competitor did affect the rate of our sales growth in the quarter.

The Food & Liquor market place remains intensely competitive and we will continue to take a balanced approach between sales growth, market share gains and margin improvement.

We expect sales growth in Food & Liquor will strengthen in the second half due to the contribution of additional new stores. Sales growth for the year is forecast to be in the high single digits in line with our strategy.

In General Merchandise & Apparel, sales were up 6.6% in the quarter. Target and Kmart continued to simultaneously maintain momentum. In Myer Grace Bros, sales were slightly lower than last year, as anticipated, but margins were up.

The non-food brands are on track to deliver mid-single digit sales growth for the year also in line with strategy.

We achieved strong earnings improvement in the first quarter, in line with our expectations. Importantly, EBIT margins improved across Food and Liquor and all GM&A brands.

On outlook, we would expect that subject to a satisfactory Christmas trading period, full year earnings will be in line with current market expectations of between $425 and $435 million.

This excludes any potential one-off non-cash charge this year from an anticipated change in U.S. accounting standards which may effect inventory valuations.

Current practice in Australia and internationally is inconsistent between retailers and the proposed changes will effect many organisations. A recommendation to ensure consistency is awaited from the Emerging Issues Task Force in the U.S. and it would be our intention to adopt their guidance.

Ladies and gentlemen, in closing, let me say that:

  This leadership team believes that Coles Myer is a better business today than it was a year ago.

  This leadership team here today remains committed to continuing to deliver against our strategy.

  This leadership team remains excited, passionate and determined to make Coles Myer, the No. 1 retailer in all its brands.

  This is the leadership team we will develop for succession, the fifth key area of focus for me.

And finally this leadership team is focussed;

  on a better future for our 164,000 people.

  on a better future for our millions of customers.

  and on a better future for you, our shareholders.

Thank you.

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Wednesday, 20 November 2002

COLES MYER ELECTION OF DIRECTORS

Coles Myer tonight announced that ten of the 11 candidates standing for election had not polled a majority of votes cast.

These candidates were Peter Sheppard, Wilhelmus A J Boerkamp, Angelos T Kenos, Rodney D McRae, Lynette K Small, Jeffrey M Morris, Solomon Lew, Aldo Cunial, Desmond J Ryan and Kenneth H Allister.

The position in respect of Mark Leibler remained uncertain because Mr Lew did not vote his proxies during the poll. However, after the closure of the poll, a number of proxy votes held by Mr Lew were delivered.

The status of these votes remained uncertain pending advice but could only affect the outcome in the case of Mr Leibler.

If these votes were to be included, Mr Leibler would have polled a majority of votes cast.

Coles Myer will provide further advice to shareholders once this matter is clarified, including the final number of votes cast for each candidate.

The company would be asking the ASX to lift the halt on trading of its shares from the opening of trading tomorrow.

Further information:

Media: Scott Whiffin 03 9829 5548

Analysts: Amanda Fischer 03 9829 4521